UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MEDALLION FINANCIAL CORP.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

583928106

(CUSIP Number)

Geoffrey Neal

Kutak Rock LLP

124 West Capitol Avenue, Suite 2000

Little Rock, Arkansas 72201

(501) 975-3000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 27, 2020

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	583928106

1	NAME OF REPORTING PERSONS Key Colony Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,326,627
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,326,627
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,326,627
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No.	583928106

1	NAME OF REPORTING PERSON Key Colony Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,326,627
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,326,627
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,326,627
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No.	583928106

1	NAME OF REPORTING PERSONS Alex Lieblong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,326,627
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,326,627
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,326,627
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

Explanatory Note: This Amendment No. 2 amends, as described below, the Schedule 13D filed with the Securities and Exchange Commission on June 6, 2018, as amended by Amendment No. 1 thereto, filed March 6, 2019 (as amended, the “Original Schedule 13D”), by Key Colony Fund L.P., a Delaware limited partnership (“Key Colony Fund”), Key Colony Management, LLC, an Arkansas limited liability company and the general partner of Key Colony Fund (“Key Colony Management”), and Alex R. Lieblong, a United States citizen, the managing member of Key Colony Management (each a “Reporting Person” and together the “Reporting Persons”). All terms not defined herein shall have the meanings set forth in the Original Schedule 13D

Item 1.	Security and Issuer

There have been no material changes to the information previously reported in Item 1 of the Original Schedule 13D with respect to the Company or the Common Stock.

Item 2.	Identity and Background

There have been no material changes to the information previously reported in Item 2 of the Original Schedule 13D with respect to the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

“Item 3. Source and Amount of Funds and Other Consideration” of the Original Schedule 13D is hereby amended and supplemented by adding the following:

Since the date of Amendment No. 1 to the Original Schedule 13D, the Reporting Persons have acquired 264,849 shares of the Common Stock and disposed of 501,250 shares of the Common Stock, resulting in a net reduction of 236,401 shares. The source of funds used for aforementioned purchases was the available working capital funds of Key Colony Fund. The aggregate funds used by Key Colony Fund to make such purchases were $1,557,098, including commissions.

Item 4.	Purpose of Transaction

There have been no material changes to the information previously reported in Item 4 of the Original Schedule 13D with respect to the purpose of the transaction.

Item 5.	Interest in Securities of the Issuer

The second sentence of the second paragraph of section (a) of “Item 5. Interest in Securities of the Issuer” of the Original Schedule 13D is hereby amended and restated as follows:

The Reporting Persons collectively own an aggregate of 1,326,627 shares of Common Stock.

The last sentence of section (b) of “Item 5. Interest in Securities of the Issuer” of the Original Schedule 13D is hereby amended and restated as follows:

All percentages set forth in this statement are based on 24,806,656 outstanding shares of Common Stock reported in the Issuer’s Form 10-K for the year ended December 31, 2019.

Section (c) of “Item 5. Interest in Securities of the Issuer” of the Original Schedule 13D is hereby amended and restated as follows:

(c) Transactions by the Reporting Persons in shares of Common Stock of the Issuer in the last sixty days are as follows:

Transaction Date	Shares Disposed	Shares Acquired	Price Per Share ($)	Description of Transaction
2/4/2020		2,985	6.8101	Open Market Purchase
2/7/2020		4,000	6.75	Open Market Purchase
2/14/2020		282	6.63	Open Market Purchase
2/24/2020	24,000		6.3145	Open Market Sale
2/25/2020	24,797		6.2392	Open Market Sale
2/26/2020	20,500		6.1796	Open Market Sale
2/27/2020	14,500		5.9366	Open Market Sale
2/28/2020	45,500		5.8074	Open Market Sale
3/2/2020	31,302		5.6004	Open Market Sale
3/3/2020	46,800		5.4721	Open Market Sale
3/4/2020	20,000		5.2952	Open Market Sale
3/5/2020	11,600		5.2774	Open Market Sale
3/6/2020	40,000		5.1965	Open Market Sale
3/9/2020	17,100		4.4537	Open Market Sale
3/10/2020	112,000		4.0109	Open Market Sale
3/11/2020	4,611		4.086	Open Market Sale
3/16/2020	2,800		3.2027	Open Market Sale
3/17/2020	27,000		3.2509	Open Market Sale
3/27/2020	4,000		2.0755	Open Market Sale

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There have been no material changes to the information previously reported in Item 6 of the Original Schedule 13D.

Item 7.	Material to be Filed as Exhibits

There have been no material changes to the information previously reported in Item 7 of the Original Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 9, 2020

KEY COLONY FUND, L.P.

By:	Key Colony Management, LLC, its general partner

	By:	/s/ Alex R. Lieblong
	Name:	Alex R. Lieblong
	Title:	Managing Member

KEY COLONY MANAGEMENT, LLC

By:	/s/ Alex R. Lieblong
Name:	Alex R. Lieblong
Title:	Managing Member

/s/ Alex R. Lieblong
Alex R. Lieblong